UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008	Commission File Number: 1-31349
THE THOMSON CORPORATION
(Translation of registrant’s name into English)
Metro Center, One Station Place
Stamford, Connecticut 06902, United States
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .
The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into, or as an additional exhibit to, as applicable, the following Registration Statements of the registrant: Form F-9 (File No. 333-147287); Form F-3 (File No. 333-97203); Form S-8 (File No. 333-12284); Form S-8 (File No. 333-105280); Form S-8 (File No. 333-126782); and Form S-8 (File No. 333-135721).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE THOMSON CORPORATION
By:	/s/ Deirdre Stanley
	Name:	Deirdre Stanley
	Title:	Senior Vice President and General Counsel

Date: April 4, 2008

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of Annual Meeting of Shareholders and Management Information Circular dated March 28, 2008

99.2	Annual Report to Shareholders

99.3	Form of Proxy for Registered Shareholders